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                  Filed by Board of Trade of the City of Chicago, Inc. (CBOT)
                  Subject Company -- Board of Trade of the City of Chicago, Inc. File No. 333-54370

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The following is the text of prepared remarks given by the Chairman of the CBOT at a meeting of market users on June 21, 2001, which is currently available on our intranet sites, MemberNet and OnBoard.


                   Remarks by Chairman Nickolas J. Neubauer
                            CBOT London Users Forum
                                 June 21, 2001
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     Thank you for attending our breakfast forum today, and for taking time away from the markets to meet with us. David Vitale and I will keep our remarks brief, as we want to have a dialogue with you and listen to how we can make the Chicago Board of Trade a better marketplace for you.

     Before I discuss what we have accomplished in the last six months at the Exchange and also focus on recent events, I want to make a couple of general comments. David and I both understand the CBOT exists because of its customers, and we have been reaching out to market users around the world since the beginning of the year when I became Chairman, and for David, since he was named our President and CEO in March.

     We know that customer service for our members and member firms is essential for the future success of the Exchange, and David and I plan to provide the leadership that will make this happen. We will not compromise our efforts in this area. We plan to operate the Chicago Board of Trade more like a business, and David will talk briefly about his plans in that area. However, we know we must work "hand-in-hand" with you if we are to have continued success down the road.

     We will continue to listen to you and we will continue to communicate with you as we move forward with our business strategy of providing the best of both open outcry and electronic trading. We are committed to supporting both our open outcry and electronic platforms. We are here to serve you, our customers, and you will decide how you want your orders filled. We just want you to keep your business at the Chicago Board of Trade, and bring even more of it to our markets.

     After this discussion ends today, we want the dialogue to continue and we want to hear your suggestions as we move forward. While we may not agree with every single suggestion you make, you will have an "open door" at the Exchange, because we know you want the CBOT to succeed.

     When I became Chairman in January, I told our members that 2001 would be a year of major change at the Board of Trade, and I made certain commitments to lay a foundation for our future.

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        They included recruitment of a high quality CEO to lead the exchange, changing our restructuring document so as to continue our member fee preference and to support our open outcry platform by "core rights" provisions, and improved technology. Our restructure into a for profit Delaware corporation with top quality management and sound finances should come in the second half of this year and we will do this while protecting our exercise right with the Chicago Board Options Exchange.

     Our talks with the CBOE are continuing and we hope to resolve this issue in the near future. Our discussions have been productive, and in good faith, and if they continue in this vein, we will have a successful resolution that will allow us to move ahead with our restructuring strategy that will allow the Chicago Board of Trade to be run more like a business.

     Since I have been at the CBOT, there have been times when leaders of our Exchange would talk of the CBOE or Chicago Mercantile Exchange as if they were adversaries and that we could build ourselves up by scoring points against them. I am here to tell you that attitude was both wrong and counterproductive, and that a new approach has taken over at our Exchange. David and I both recognize that we have a trading community in Chicago and members of the CBOT often are members at two or even all three exchanges at the same time or over time. That is why I have undertaken a major effort as Chairman to know and work with Scott Gordon and Bill Brodsky, and I am pleased that David Vitale has known the other exchange leaders for many years. The recent announcement of the joint venture on single stock futures by the CBOT, CME and CBOE is representative of the change in attitude in Chicago and at our Exchange.

     When I took the position of Chairman, I promised our members and member firms that I would hire a high quality CEO that will provide the business leadership and acumen that you expect from our Exchange. David Vitale is that person, and he has been our CEO about three months. He shares my vision for the CBOT and already has demonstrated the kind of leadership our members and customers expect of us.

     Next month the Board of Trade will add two senior executives, Bernie Dan and Bill Farrow. Bernie was head of a major FCM, Cargill, and should be great in marketing and product development. Bill has excellent experience in e-business and technology and should greatly improve our

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efforts there. David will address this aspect in a little more detail.

     When I talk about technology, I want to bring up our views on electronic trading. There may be some who think the Chicago Board of Trade is "tilting against" our electronic trading platform. Let me set the record straight: To-date we have spent over $100 million for our electronic platform so that we can offer our customers a choice. Our fees for electronic trade are significantly lower-let me repeat, lower-than those at other U.S. exchanges.

        I know that many of you are strong advocates of the electronic platform-that is why we offer both and allow customers to decide how they want their orders filled. I believe that technology should be fully utilized in both platforms. The only true difference should not be cost or efficiency-since technology can make the two platforms equal-but whether the market price should be determined by computer match or human decision.

        So far, at the Board of Trade, we have found that customers prefer the open outcry platform in volatile markets and an upcoming Journal of Finance article attributes this to the greater information available on that platform. Simply put, the human decisionmakers have more information from which to make tighter, deeper markets.

        We are happy with the a/c/e trading system, and we are glad its volume is improving. But nobody should say that we have neglected providing this choice to our customers or that we are tilting against electronic trading. Over the years, the CBOT has neglected investments in electrifying our open outcry platform, and this is a deficiency we intend to make up. Our product is deep, liquid and competitive markets offered on a neutral, level playing field- I believe our investments in both platforms will greatly benefit your efforts.

     Our meeting with our Eurex partners in late April in Frankfurt was very important. We discussed our expectations and obligations under our contract and our views are firmly based in the language of that contract.

     We continue to discuss these issues with our counterparts from Eurex, who seem to believe we have a commitment to pay for software developments even if we do not believe they are justified by a rate of return analysis. The contract between our two organizations is clear on this; if we

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continue to disagree and Eurex desires arbitration, that is what will happen.

     Finally, I want to address the issue of the CBOT's financial condition, and I can do so in four words - our finances are sound.

     Our revenues have grown every year since 1998. We had high, one-time expenses in 1999 and 2000 for our a/c/e platform, our restructuring initiative, Y2K, and other costs, all of which are behind us. We no longer are going to be in the business of wasting money at the Chicago Board of Trade.

     We had a net loss of 2000 of about $10 million, but this included non-cash expenses of $40 million for depreciation and amortization. That means we generated cash flow of $30 million which was invested mainly in the a/c/e platform and some debt retirement. Our 2001 budget only requires us to do 800,000 contracts per day to have a year end cash balance of $20 million. Last year we averaged 920,000 contracts per day, and so far this year we are averaging over one million contracts per day.

     In May we averaged about 198,000 contracts per day on a/c/e, with some days at the 250,000 contract level. Our electronic platform is an important component of our business strategy and with more customer connections occurring as we go forward, this volume should grow.

     While we do not know what our future volumes will be, we are doing fine and with the leadership provided by David Vitale and his management team, our financial position will continue to improve and decisions will be made in a more structured working environment.

     We have many difficult issues before us - some of which I have addressed with you and some I am sure you will bring up with us shortly.

        But overall I'm very happy with the progress we have made in management and strategic direction this year at the Chicago Board of Trade, and most of all I am pleased that you took the time to be here with us.

     The most important things I want you to take away from our meeting today are that the CBOT has a sound business strategy designed to meet the needs of our members and customers; we have a highly qualified leadership team lead by our CEO David Vitale; our finances are sound; and we have a

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vision that includes customer service and a desire to listen to the needs of those of you who use our markets every day.

       Now let's hear from our CEO, David Vitale, and then discuss the CBOT in response to your questions.

While the Board of Trade of the City of Chicago, Inc. (CBOT(R)) has filed a Registration Statement on Form S-4, including a preliminary proxy statement and prospectus, regarding the restructuring transactions with the SEC, it has not yet become effective, which means it is not yet final. CBOT(R) members are urged to read the final Registration Statement on Form S-4, including the final proxy statement and prospectus, regarding the restructuring transactions referred to above, when it becomes finalized and distributed to members, as well as the other documents which the CBOT(R) has filed or will file with the SEC, because they contain or will contain important information for making an informed investment decision. Members may obtain a free copy of the final prospectus, when it becomes available, and other documents filed by the CBOT(R) at the SEC's web site at www.sec.gov. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.